

July 1, 2010

Mr. Gerard Jacobs
Chief Executive Officer
Acquired Sales Corp.
31 North Suffolk Lane
Lake Forest, Illinois 60045

> **Re:** **Acquired Sales Corp.**
> **Form 10-K/A for Fiscal Year Ended**
> **September 30, 2009**
> **Filed June 9, 2010**
> **File No. 000-52520**
> **Supplemental Response Letter**
> **Dated April 28, 2010**

Dear Mr. Jacobs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended September 30, 2009

Security Ownership of Certain Beneficial Owners and Management

1. We note your revisions in response to prior comment one from our May 19, 2010 letter. It was unclear why the 1,166,497 shares held by the Jacobs family trust were not

presented as held by all officers and directors as a group. Please confirm that these shares will be so presented in future filings, or advise.

2.   We reissue prior comment two from our letter dated May 19, 2010. Please note the signature page requirements of Form 10-K and confirm that in future filings your document will be filed by the Registrant <u>and</u> on behalf of the Registrant by its Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and a majority of the board of directors. See General Instruction D(2)(a) to Form 10-K. Also, please see the model signature page at the end of the Form 10-K. Currently you have only included the signatures on behalf of the registrant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director